UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 4)*

                            Northwestern Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    668074305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 26, 2007

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 668074305
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
      (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,774,833
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                0
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,774,833
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,774,833
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.94%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Item 1.   Security and Issuer


        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("Deutsche Bank,") hereby amends the Statement on Schedule 13D filed by Deutsche Bank and Deutsche Bank Securities Inc. ("DBSI", together with Deutsche Bank, the "Reporting Persons" and each, a "Reporting Person") on
June 22, 2007, relating to the shares of common stock, par value $0.01 per share (the "Shares"), of orthwestern Corporation (the "Issuer"). The Issuer has its principal executive offices at 125 South Dakota Avenue, Suite 1100, Sioux Fall, SD 57104.

Item 5.    Interest in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a) and (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ending March 31, 2007, the number of Shares outstanding was 35,907,736. As of June 26, 2007, the reporting Person may have been deemed the beneficial owner of 1,774,833 Shares (approximately 4.94% of the total number of Shares outstanding).

Deutsche Bank AG,~London Branch                                       1,488,633
Deutsche Bank AG,~London Branch (arbitrage)                             286,200

(c) Transactions by the Reporting Persons in the Shares effected during the past sixty days are set forth in Schedule 1 to this Schedule 13D Termination filing, which is incorporated by reference herein. The transactions set forth in
Schedule 1 to this Statement were effected on the New York Stock Exchange and/or the OTC market.

(e) On June 26, 2007 Deutsche Bank Securities, Inc. sold 496,076 Shares reducing the total number of Shares for which it may be deemed the beneficial owner to 1,774,833 Shares, or approximately 4.94% of the total number of shares outstanding, and therefore the Reporting Person ceased to be the owner of greater than 5% of the total number of Shares outstanding on that date.

                     Schedule 1 - 60 Day Trade History

--------------------------------------------------------------------------------
DATE                BUY/SELL            AMOUNT              PRICE
--------------------------------------------------------------------------------
04/27/07            S                   89                  35.17
--------------------------------------------------------------------------------
05/01/07            S                   100                 35.15
--------------------------------------------------------------------------------
05/01/07            B                   9700                35.19
--------------------------------------------------------------------------------
05/02/07            B                   19500               35.23
--------------------------------------------------------------------------------
05/03/07            B                   35600               35.29
--------------------------------------------------------------------------------
05/08/07            B                   24222               35.29
--------------------------------------------------------------------------------
05/08/07            S                   25000               35.30
--------------------------------------------------------------------------------
05/09/07            B                   778                 35.48
--------------------------------------------------------------------------------
05/09/07            B                   20100               35.25
--------------------------------------------------------------------------------
05/09/07            S                   20100               35.25
--------------------------------------------------------------------------------
05/10/07            B                   25006               35.18
--------------------------------------------------------------------------------
05/11/07            S                   25006               35.18
--------------------------------------------------------------------------------
05/11/07            S                   69328               35.12
--------------------------------------------------------------------------------
05/16/07            B                   25000               35.30
--------------------------------------------------------------------------------
05/16/07            S                   48444               35.30
--------------------------------------------------------------------------------
05/17/07            B                   48444               35.30
--------------------------------------------------------------------------------
05/17/07            S                   24222               35.30
--------------------------------------------------------------------------------
05/17/07            B                   3                   34.74
--------------------------------------------------------------------------------
05/22/07            B                   68550               35.18
--------------------------------------------------------------------------------
05/23/07            S                   8100                33.34
--------------------------------------------------------------------------------
05/24/07            S                   16200               32.70
--------------------------------------------------------------------------------
05/25/07            S                   12300               32.33
--------------------------------------------------------------------------------
06/01/07            B                   4                   32.96
--------------------------------------------------------------------------------
06/04/07            B                   35500               32.80
--------------------------------------------------------------------------------
06/04/07            S                   35500               32.80
--------------------------------------------------------------------------------
06/04/07            S                   35500               32.80
--------------------------------------------------------------------------------
06/05/07            B                   30000               32.42
--------------------------------------------------------------------------------
06/05/07            S                   2                   31.44
--------------------------------------------------------------------------------
06/06/07            S                   35472               32.80
--------------------------------------------------------------------------------
06/06/07            B                   35500               32.80
--------------------------------------------------------------------------------
06/06/07            B                   60000               31.85
--------------------------------------------------------------------------------
06/07/07            B                   200000              31.08
--------------------------------------------------------------------------------
06/07/07            S                   200000              31.08
--------------------------------------------------------------------------------
06/07/07            B                   658502              30.88
--------------------------------------------------------------------------------
06/07/07            B                   120000              30.88
--------------------------------------------------------------------------------
06/07/07            S                   1800                32.29
--------------------------------------------------------------------------------
06/07/07            S                   200000              31.08
--------------------------------------------------------------------------------
06/08/07            B                   67617               30.88
--------------------------------------------------------------------------------
06/08/07            S                   67617               30.08
--------------------------------------------------------------------------------
06/11/07            B                   100000              31.00
--------------------------------------------------------------------------------
06/11/07            S                   100000              31.00
--------------------------------------------------------------------------------
06/11/07            S                   80617               30.90
--------------------------------------------------------------------------------
06/12/07            S                   13000               31.00
--------------------------------------------------------------------------------
06/13/07            B                   15800               30.74
--------------------------------------------------------------------------------
06/13/07            S                   16828               30.74
--------------------------------------------------------------------------------
06/13/07            S                   100000              31.00
--------------------------------------------------------------------------------
06/14/07            B                   67617               30.88
--------------------------------------------------------------------------------
06/14/07            S                   15800               30.74
--------------------------------------------------------------------------------
06/14/07            S                   84200               30.73
--------------------------------------------------------------------------------
06/15/07            S                   4200                31.35
--------------------------------------------------------------------------------
06/15/07            S                   67617               30.88
--------------------------------------------------------------------------------
06/15/07            S                   67617               30.88
--------------------------------------------------------------------------------
06/15/07            B                   263                 31.22
--------------------------------------------------------------------------------
06/18/07            B                   3252                31.22
--------------------------------------------------------------------------------
06/18/07            S                   6                   31.21
--------------------------------------------------------------------------------
06/19/07            B                   7800                31.02
--------------------------------------------------------------------------------
06/19/07            S                   7800                31.02
--------------------------------------------------------------------------------
06/19/07            S                   100000              31.04
--------------------------------------------------------------------------------
06/19/07            B                   3104                31.21
--------------------------------------------------------------------------------
06/19/07            S                   134                 31.21
--------------------------------------------------------------------------------
06/20/07            S                   3900                30.96
--------------------------------------------------------------------------------
06/20/07            S                   5                   31.10
--------------------------------------------------------------------------------
06/21/07            B                   67617               30.88
--------------------------------------------------------------------------------
06/21/07            S                   9                   30.86
--------------------------------------------------------------------------------
06/22/07            S                   2100                30.50
--------------------------------------------------------------------------------
06/22/07            B                   588                 30.60
--------------------------------------------------------------------------------
06/22/07            B                   10700               30.66
--------------------------------------------------------------------------------
06/25/07            B                   102                 32.20
--------------------------------------------------------------------------------
06/25/07            S                   99                  32.20
--------------------------------------------------------------------------------
06/25/07            B                   7272                32.20
--------------------------------------------------------------------------------
06/25/07            S                   3                   32.20
--------------------------------------------------------------------------------
06/26/07            S                   222221              32.02
--------------------------------------------------------------------------------
06/26/07            S                   270000              31.72
--------------------------------------------------------------------------------
06/26/07            B                   3100                32.20
--------------------------------------------------------------------------------
06/26/07            B                   603                 32.20
--------------------------------------------------------------------------------
06/26/07            S                   10203               32.20
--------------------------------------------------------------------------------
06/26/07            S                   7467                32.20
--------------------------------------------------------------------------------
06/26/07            B                   1100                31.74
--------------------------------------------------------------------------------
06/27/07            B                   79                  31.73
--------------------------------------------------------------------------------
06/27/07            S                   500                 31.74
--------------------------------------------------------------------------------
06/27/07            B                   1100                31.74
--------------------------------------------------------------------------------
06/27/07            B                   500                 31.74
--------------------------------------------------------------------------------
06/27/07            S                   1100                31.74
--------------------------------------------------------------------------------
06/28/07            B                   5908                31.95
--------------------------------------------------------------------------------
06/28/07            S                   5908                31.95
--------------------------------------------------------------------------------
06/29/07            S                   600                 31.81
--------------------------------------------------------------------------------
06/29/07            B                   140                 31.81
--------------------------------------------------------------------------------
06/29/07            S                   863                 31.81
--------------------------------------------------------------------------------
06/29/07            B                   4016                31.81
--------------------------------------------------------------------------------
06/29/07            S                   444                 31.95
--------------------------------------------------------------------------------

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, of Northwestern Corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of July 3, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director


                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director